HLS SYSTEMS
INTERNATIONAL, LTD

The Leading Integrated
Automation Control Systems
Company in China

February 2008

Safe Harbor

This presentation may contain forward-looking statements within the meaning of the Private Securities Litigation Reform
Act of 1995. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of HLS' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions in China;
continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which HLS is engaged; cessation or changes in government incentive programs:
potential trade barriers affecting international expansion; fluctuations in customer demand; management of transitions to new markets; intensity of competition from or introduction of new and superior products by other providers of automation and control system technology; timing, approval and market acceptance of new product introductions; as well as other relevant risks detailed in HLS' filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. HLS does not assume any obligation to update the information contained in this presentation or filings.

* All $ amounts in this presentation are in USD unless otherwise noted

What HLS is…

One of the leading and fastest growing automation control
systems companies in the world; ready to expand
internationally

The largest Chinese domestic developer and provider of
automation technology

The only Chinese domestic contractor qualified to design and produce control systems for the Nuclear Power Industry

One of only five Chinese companies qualified to design and
produce control systems for the Ministry of Rail in China

The major domestic developer of automated control systems
for the burgeoning subway industry in China

Investment Proposition with

Multiple Avenues for Growth

HLS Systems International, Ltd. (OTCBB: HLSYF) is the result of the
September 2007 business combination between Chardan North
China Acquisition Corp. and HollySys

42.2 million shares outstanding

Company expects to issue financial results for the periods ended
September 30, 2007 and December 31, 2007 concurrently next
month

After excluding merger and other expenses associated with the transaction with Chardan North, HLS expects to report
Comprehensive Income of $23 million for the calendar year ended
December 31, 2007

Completed Merger

As additional consideration, former shareholders of HollySys, on an all-or-
none-basis each year, will be issued additional shares of common stock if they achieve certain after-tax profits.

HLS operates on a 6/30 fiscal year

Incentive Targets

Year Ending 12/31

After

-

Tax Profit

Issued Shares

2008

$ 32,000,000

2,000,000

2009

$ 43,000,000

2,000,000

2010

$ 61,000,000

2,000,000

2011

$ 71,000,000

3,000,000

Profitable and cash flow positive

Poised for accelerating future growth

Increasing industrial automation in China

Market expanding nationally at >15%

Years of investment in know-how and IP ready to pay off

Nuclear

Rail

Subway and Light Rail

PLC

Motors and servos

New International contracts and initiatives

Potential acquisitions of synergistic competitors and/or vertical suppliers

Financial Parameters

Backlog and New Contracts

                        June 2006                                                                       $  87 Million

                         June 2007                                                                       $102 Million

                        September 2007                                               $112.3 Million

The current breakdown for the backlog by segment:

$58 million related to Industrial Automation & Control

$46.8 million related to System Integration projects for Subway & Rail

$7.5 million related to miscellaneous contracts

                        Subsequent & additional major contracts:

CTCS-2 class ATP On-board Train Control Systems                        $20 Million

Nuclear Power Plant Control Systems for 6 reactors                         $29 Million

                (being estimated amount of subcontracts from JV company)

OTC: HLSYF

(in Millions)

(FY Ended June 30)

$101.9
$89.9
$79.6
$53.1
$100
$80
$60
$40
$20
$0
FY 2004
FY 2005
FY 2006
FY 2007

$22.2*
$19.2
$13.7
$4.7
$25
$20
$15
$10
$5
$0
FY2004
FY2005
FY2006
FY2007 *

Revenue and Income Growth

Revenue

Comprehensive Income

* Excluding $6.4 million expense related to business combination with Chardan North China Acquisition Corp.

                     HLS has been one of Top 3 automation control systems providers in
China for the past 3 years (among ABB, Siemens, Emerson)

                     HLS Cost structure < 35% that of international competitors

                     HLS Quality equal to or higher than competitors

BASF qualified HLS as a vendor after extensive due diligence

HLS uses latest chip technology for each generation

Platforms designed to integrate other’s devices

Open architecture permits quick turnaround

Competitive Landscape

Impressive track record

Success in market and close proximity to customers has created a long-term, loyal customer base in China

Long term investment in industries with safety concerns just starting to pay off

Tremendous barrier to entry

Integrated, efficient & scalable automation solutions

Only totally integrated producer based in China

Designs with proprietary software, manufactures, installs, services &
maintains

Low cost production

HLS selling price with 35% gross margin is markedly less than international competitors’

Cost of R&D is <20% of international competitors

Competitive Advantages

Technology based

Has 39  patents and 15 proprietary software licenses

Technology meets or exceeds that of its international competition

Technology is 3-5 years ahead of its Chinese domestic competitors

High barriers to entry

Competes in many highly regulated industries

HLS is one of five approved suppliers to China’s rail automation industry

HLS is only domestic producer of automation controls for nuclear industry

HLS sets the standard

HLS has set de facto automation standards in a variety of industries including nuclear and rail

All competitors must now modify their products to meet HLS standard

Competitive Advantages

Global

Estimated to be $70 billion in 2008*

Dominated by a few large players

China

Estimated to grow to >RMB 13.1 billion in 2008**

Factors spurring growth

China is no longer the low cost provider of manpower

Need to improve product quality to meet international standards

Forces manufacturers to automate

Booming economy fueling growth in Industrial Automation Control Systems for infrastructure enhancements

*ARC Advisory Group

         ** www.gongkong  survey, DCS + PLC markets in 2008

Automation Control Market Size

Traditional Power

Power shortages in China (>15% disparity between supply and demand)

Petrochemical/Chemical

190 new projects in China with industrial automation portion of ~ $5.7B

Traditional Rail

China currently has ~6% of the world’s track but moves 25% of the world’s cargo

Light Rail

China will invest > $62.1 billion to construct at least 55 new subways or city rail systems in next 10 years

Nuclear Power

China has 8 new 1GW reactors under construction and 52 new 1GW reactors in planning stages

Growth Sectors within China

Traditional Power Segment

CAGR historically >10%

Already a >15% disparity between supply and demand

Increasing efficiency yields more power in same plants with less pollution

Huge sub-industries emerging (e.g. automated emission control devices )

Petrochemical and Chemical Markets

CAGR historically 10% for petrochemical and 20% for chemical

>190 new projects in China already funded

Industrial automation portion estimated to be >$5.7 billion

Substantial modernization of old plants needed to improve efficiency and decrease pollution

Traditional Growth

Sectors within China

HLS is the leading player in both traditional and light rail markets

Controls speed, track changes, stoppages, distance between trains

Very high barrier to entry / Safety is a major concern

Work is awarded primarily based on track record in China

Traditional Rail Market

China currently has 6% of the world’s track moving 25% of the world’s cargo

Shortage creates massive influx of new investment by central government

Over next 3 years China will add 6,000 miles of track and upgrade an additional 6,000 miles

Government will spend additional $8.6 billion in signal and automation controls, from
2011-2015

Light Rail Markets

Government expects to invest >$62.1 billion to construct at least 55 new subways or city rails over next 10 years

Covers 1,500 km in metropolitan areas such as Beijing, Shanghai, Guangzhou,
Tianjin, etc.

High Growth Sectors

within China: Rail

HLS is the only Chinese supplier of Nuclear Power Control Systems

Information control center of power plant; monitors, controls and protects equipment

Provided subassemblies for early nuclear power plants built in China

HLS has JV with the commercial Nuclear Power Plant Developer in China

Contract for 6 reactors recently let

Significant growth opportunity for HLS

China – Government will construct or plan to construct 60 new 1GW nuclear power reactors

From 2008 to 2014, HLS expected to have substantial revenue from new nuclear plants

Maintenance contracts will provide long term regular income

Internationally – HLS will leverage its high-tech, low cost, proven system

Many new plants on the drawing board worldwide

Over 200 existing units under operation all need their automation systems upgraded

High Growth Sectors

within China: Nuclear

First Chinese-designed and manufactured large PLC product

Utilizes state-of-the-art technologies

The LK series merges modern PLC with advanced DCS

Meets the requirements of system integrators worldwide for both continuous and discrete applications

Market in China is >$800M, and growing at 15% per year

New Product –

LK Series PLC

Major profit contributor for most large international
competitors

New PLC, when coupled with HLS state-of-the-art
Servo Motors and Drive technologies, enables the
creation of a New Automation and Drive (A & D)
Business Unit

The A&D Unit will provide factory automation
customers and system integrators with 1 stop
shopping

Integrated solutions using its own motors, servos, and
controllers for any discrete control application

Textile machines, high level printers, packaging machines,
assembly lines, robots, automated warehouses,etc.

A&D will begin producing significant revenue in 2008

Expect to generate over $60m in revenue with 35% -
40% gross margin within 5 years

New Business Unit –

Automation & Drive

HLS has historically focused on China

In next 5 years, international expansion will augment growth in China

Present product portfolio well suited for international clients

Strategic positioning

HLS to use its low-cost/high quality platform to win contracts against foreign suppliers worldwide

Western market expansion

Currently have multiple projects in India and South East Asia

Recently set up new headquarters in Singapore with ex-GM of GE’s SE
Asia control systems’ entity

Will partner with companies that have existing relationships in West

BASF has chosen HLS as a preferred vendor

In discussions with other large US and European-based companies

International Expansion

Dr. Wang Changli – Vice Chairman & CEO

Pioneer in developing automation and control technology in China

Over 17 years of experience in automation and controls industry

Author of multiple publications on automation and control technologies

Vice chairman of China’s Automation Industry Association

Ph.D. in Automation from Lancaster University in the UK

BSE from Tianjin University

Qiao Li - Chairwoman

Previously Director of Hi-Tech enterprise development department of Beijing Hi-Tech Park

Vice President of Beijing Hi-Tech Venture Capital from 1998-2003

Master’s degree in Business Administration, Capital University of Economics and Business

John Sun - COO

Joined HollySys as COO since Oct 2006

CEO of Foxboro (China) from 1997-2006

- Expanded the business from $21M to $130M

Worked for Emerson Electric  from 1993-1997

Seasoned Senior Management

Over 1,800 employees

1,400 are engineers

400 R&D engineers

High employee retention

In past 5 years, less than 10%

          of engineers have left company

Two major manufacturing and design centers

Beijing and Hangzhou

10 regional sales offices

Engineering know-how at the sales level allows knowledge
based early input into design process

Personnel

Largest Automation & Control Company in China

Track Record of Success

Highly Profitable and Cash Flow Positive

Experienced & Motivated Management Team

Poised for Growth

Investment Conclusions

HLS SYSTEMS
INTERNATIONAL, LTD

The Leading Integrated
Automation Control Systems
Company in China

February 2008